Lurio & Associates, P.C.
Suite 3120, 2005 Market Street
Philadelphia, Pennsylvania 19103
215-665-9300
215-665-8582 FAX

March 17, 2020

Via Electronic Delivery and EDGAR

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	USA Technologies, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 5, 2020 by USA Technologies, Inc.
File No. 001-33365

Dear Mr. Panos:

This office represents USA Technologies, Inc. (the “Company”). This letter will respond to the comment letter dated March 9, 2020 from you to Donald W. Layden, Jr., the President and Chief Executive Officer of the Company, regarding the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 5, 2020.

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers in our responses correspond to the Amended Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Proxy Statement.

Schedule 14A

1.           The first page of the proxy statement, as defined in Rule 14a-1(g) ─ and distinguished from the Notice or any letter to shareholders ─ must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise to include the legend required by Rule 14a-6(e)(1) on the first page of the proxy statement.

Response:  The Company acknowledges the Staff’s comment and has added an appropriate legend on the table of contents page and page 1 of the Amended Preliminary Proxy Statement.

2.           The placeholder included for purposes of disclosing the record date continues to be blank. Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by Rule 14a-13(a)(1) “at least 20 business days prior to the record date of the meeting of security holders.” Please advise us how the registrant complied with, or intends to comply with, Rule 14a-13(a)(3).

Response:  The Company acknowledges the Staff’s comment, and hereby confirms that the Company intends to comply with Rule 14a-13(a)(3) in connection with the record date for the Annual Meeting.

3.            Notwithstanding the disclosure on page one that indicates the proxy statement will be mailed, other disclosures leave open the possibility that distribution will occur electronically to the exclusion of mailing by suggesting the availability of the proxy statement on a website. Please advise us whether the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically in order to fulfill its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please advise us how compliance with Rule 14a-16 has been effectuated.

Response: This will confirm that the Company will not be relying upon Rule 14a-16 to distribute the proxy statement electronically in order to fulfill its obligations under Rule 14a-3(a) and Rule 14a-4(f).

What is a broker non-vote?, page 5

4.            Given that the solicitation is contested, please advise us of the legal basis upon which the registrant has relied to conclude that brokers might be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that “broker non-votes” could exist. See Item 21(b) of Schedule 14A

Response: The Company acknowledges the Staff’s comment and has removed the implication that broker non-votes could exist and expanded its disclosure regarding broker non-votes on pages 4 and 5 of the Amended Preliminary Proxy Statement.

Item 1. Election of Directors, page 8.

5.            In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: On behalf of each participant, this will confirm that none of such participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last ten years.

6.            Please confirm, and consider disclosing, if true, that each director nominee has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1).

Response: This will confirm that each person nominated for director has consented to being named in the proxy statement and to serve if elected.

Item 6. Non-binding vote on the enforcement of Subchapter H of Chapter 25 , page 26

7.            This proposal appears to be regulated under Item 18 of Schedule 14A, titled “Matters not required to be submitted.” Please revise to expressly state what board action, if any, is intended to be taken in the event of a negative vote by security holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Amended Preliminary Proxy Statement.

Form of Proxy

8.            Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any “such other business.”

Response: The Company acknowledges the Staff’s comment, and has added the requested disclosure to the form of the proxy card filed with the Amended Preliminary Proxy Statement.

*          *          *          *

Please contact Eduardo Gallardo, Esquire, at (212) 351-3847, or the undersigned at (215) 665-9300, if you have any questions or comments regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Donald W. Layden, Jr.
Eduardo Gallardo, Esquire
James J. Moloney, Esquire